Exhibit 99.1

argenx announces Extraordinary General Meeting of Shareholders on September 17, 2026

August 3, 2026 – 22:01 PM CEST

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology innovation company committed to improving the lives of people suffering from severe autoimmune diseases, today announced that the Extraordinary General Meeting of Shareholders will be held at 15:00 CEST on Thursday, September 17, 2026 at the offices of Freshfields LLP (Netherlands), Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

The shareholders and all other persons entitled to attend the Extraordinary General Meeting are invited to attend. The formal notice of convocation (including information on attending the meeting in person or by proxy, requirements for notification and registration for the meeting and regarding the e-voting system) is available on the argenx website www.argenx.com and on www.abnamro.com/evoting.

Agenda

The two voting items on the agenda will be the proposed appointments of Mr. Thomas M. Brakel and Mr. Khurem Farooq as non- executive directors of the Company’s Board of Directors.

The agenda for the meeting as well as all ancillary documents relevant for the meeting are available via the argenx website and are also available for inspection at the argenx offices. A free copy thereof may also be obtained by e-mailing legal@argenx.com. argenx would like to encourage shareholders to use the voting by (electronic) proxy option as referred to in the convocation.

About argenx

argenx is a global immunology innovation company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

Contacts

Media:

Ben Petok

Bpetok@argenx.com

Investors:

Alexandra Roy
aroy@argenx.com